Rule 424(b)(3)
                                                                   No. 333-89691


                        CNL HOSPITALITY PROPERTIES, INC.

         This Supplement is part of, and should be read in conjunction with, the Prospectus dated April 4, 2001 and the Prospectus Supplement dated September 21, 2001. Capitalized terms used in this Supplement have the same meaning as in the Prospectus unless otherwise stated herein.

         Information as to the number and types of Properties acquired by the Company is presented as of October 2, 2001, and all references to Property acquisitions should be read in that context. Proposed Properties for which the Company receives initial commitments, as well as Property acquisitions that occur after October 2, 2001, will be reported in a subsequent Supplement.


                               RECENT DEVELOPMENTS

         On September 27, 2001, the Company and Hilton Hotels Corporation formed a joint venture of which the Company owns a 70% interest and Hilton Hotels Corporation owns a 30% interest. The joint venture owns four Properties: two Hilton Properties located in Miami, Florida (the "Miami Airport Property") and Costa Mesa, California (the "Costa Mesa Property"), a Hilton Suites located in Auburn Hills, Michigan (the "Auburn Hills Property") and an Embassy Suites located in Portland, Oregon (the "Portland Downtown Property"). The acquisition of the Properties and the formation of the joint venture occurred through a series of transactions. The first transaction was the acquisition of the Miami Airport Property which occurred on September 6, 2001. The Miami Airport Property includes 500 guest rooms, multiple restaurants and lounges, a fitness center, a swimming pool, outdoor tennis courts, a business center and 30,000 square feet of meeting space. The Property is located within five miles of the Miami International Airport. The second transaction occurred on September 17, 2001, whereby the Company acquired the Costa Mesa Property which includes 484 guest rooms, a restaurant and lounge, a fitness center, a swimming pool, a business center and over 46,000 square feet of meeting space. On September 27, 2001, Hilton Hotels Corporation conveyed ownership of the Auburn Hills Property and the Portland Downtown Property to the joint venture in return for a 30% interest in the joint venture.

         As of October 2, 2001, the Company owned interests in 39 Properties, including three Properties on which hotels are being constructed, six Properties through joint ventures, one on which a resort is being constructed, one on which a resort is being renovated and two on which hotels are being renovated. All of the Properties owned by the Company are, or in the case of the hotels under construction or renovation will be, leased on a long-term, triple-net basis and operated as national hotel chains.

         The Board of Directors declared distributions of $0.06458 per Share to stockholders of record on October 1, 2001, representing an annualized distribution rate of 7.75%.


                                  THE OFFERINGS

         Upon completion of its Initial Offering on June 17, 1999, the Company had received aggregate subscriptions for 15,007,264 Shares totalling $150,072,637 in gross proceeds, including 7,264 Shares ($72,637) issued pursuant to the Reinvestment Plan. Following the completion of the Initial Offering, the Company commenced the 1999 Offering of up to 27,500,000 Shares. On September 14, 2000, the 1999 Offering closed upon receipt of subscriptions totalling approximately $275,000,000. Following completion of the 1999 Offering, the Company commenced this offering of up to 45,000,000 Shares. As of October 2, 2001, the Company had received aggregate subscriptions for 72,774,328 Shares totalling $727,743,277 in gross proceeds, including 311,410 Shares ($3,114,102) issued pursuant to the Reinvestment Plan from its Initial Offering, the 1999 Offering and this offering. As of October 2, 2001, net proceeds to the Company from its offerings of Shares and capital contributions from the Advisor, after deduction of selling commissions, marketing support and due diligence expense reimbursement fees and organizational and offering expenses, totalled approximately $645,200,000. The Company has invested, directly or indirectly, approximately $533,300,000 of the net offering proceeds and $330,000,000 in loan proceeds in 39 hotel Properties. These 39 Properties include three Properties on which hotels are being constructed, six Properties through joint ventures, one on which a resort is being constructed, one on which a resort is being


October 9, 2001                                   Prospectus Dated April 4, 2001
renovated and two on which hotels are being renovated. In addition, as of October 2, 2001, the Company had used net offering proceeds to redeem 403,568 Shares of Common Stock for $3,738,975 and to pay approximately $47,400,000 in Acquisition Fees and certain Acquisition Expenses, leaving approximately $60,700,000 available to invest in Properties and Mortgage Loans.


                                    BUSINESS

GENERAL

         The following table updates and replaces the table on page 40 of the Prospectus.

         According to Smith Travel Research, in 2000, the industry reached its highest absolute level of pre-tax profit in its history at $23.5 billion.

                                 Pre-Tax Profits
                             of Hospitality Industry
                                  (in billions)

                       Year                     Profitability
                     ---------                  --------------

                       1993                     $   2.4
                       1994                         5.5
                       1995                         8.5
                       1996                        12.5
                       1997                        17.0
                       1998                        20.9
                       1999                        22.0
                       2000                        23.5

         Source:  Smith Travel Research

PROPERTY ACQUISITIONS

         On September 27, 2001, the Company and Hilton Hotels Corporation formed a joint venture of which the Company owns a 70% interest and Hilton Hotels Corporation owns a 30% interest. The joint venture owns four Properties: the Miami Airport Property, the Costa Mesa Property, the Auburn Hills Property and the Portland Downtown Property. The total cost of the four Properties was $237,700,000 which includes approximately $21,000,000 in expected renovation costs relating to the Miami Airport and Costa Mesa Properties. The joint venture has obtained permanent financing which is secured by first mortgage liens on the four Properties. The acquisition of the Properties and the formation of the joint venture occurred through a series of transactions. The first transaction was the acquisition of the Miami Airport Property for $78,500,000 which occurred on September 6, 2001. The second transaction occurred on September 17, 2001, whereby the Company acquired the Costa Mesa Property for $58,108,000. On September 27, 2001, Hilton Hotels Corporation conveyed ownership of the Auburn Hills Property and the Portland Downtown Property to the joint venture in return for a 30% interest in the joint venture. On October 2, 2001, the joint venture closed on its loan from a financial institution in the amount of $100,000,000, bearing interest at a fixed rate equal to 230 basis points above one-month LIBOR, subject to a three-year cap of 8.30% and a floor of 4.96%, with a maturity date of October 2006. Interest only payments are due monthly through December 2002; thereafter, the loan requires monthly principal and interest payments through October 2006. In connection with the loan, the joint venture incurred a commitment fee, legal fees and closing costs of approximately $1,770,000.

         The following table updates and replaces the table on page 17 of the Prospectus Supplement.

         Marriott, Wyndham and Hilton Brands. The following chart provides additional information on occupancy levels for Marriott systemwide lodging brands, Wyndham Hotels, Hilton Hotels and Embassy Suites:

                          Total Occupancy Rate for 2000
                  Marriott Brand, Wyndham Hotels, Hilton Hotels
                        and Embassy Suites as Compared to
                              U.S. Lodging Industry

                                                         Occupancy Rate
                                                         --------------

        U.S. Lodging Industry                                63.5%
        Fairfield Inn by Marriott                            69.7%
        Wyndham Hotels                                       73.0%
        Courtyard by Marriott                                77.0%
        Marriott Hotels, Resorts and Suites                  75.7%
        Residence Inn by Marriott                            82.2%
        Hilton Hotels                                        72.6%
        Embassy Suites                                       74.3%

         Source: Smith Travel Research (U.S. Lodging Industry only), Marriott International, Inc. 2000 Form 10-K, Wyndham International, Inc. 2000 Form 10-K and Hilton Hotels Corporation 2000 Form 10-K.